ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc
1-3 Strand
London
WC2N 5EH
United Kingdom

Update — Routine announcements from
5 June to 16 July 2010

National Grid plc (NG.)

—
16th July 2010

Notification of Major Interest in NG. Ordinary Shares

NG late yesterday received a further notification from Crescent Holding GmbH, over total return equity swaps.

The relevant transactions have been in place for a number of years and (as required by changes made to DTR5) were initially notified in June 2009.

This notification is merely as a result of the extension, on 15 July 2010, of the existing position to 20 July 2011 over 149,414,285 NG ordinary shares (4.31% of the voting share capital). The number of voting shares covered by the position (last notified as 106,724,490 shares, representing 4.34%, in January 2010) has increased as a result of the recent rights issue. No threshold was crossed.

This notice is given in fulfillment of National Grid plc’s obligation under the DTR requirements.

13 July 2010

National Grid plc

National Grid plc announces the repurchase of CAD $25,255,000 in aggregate of the CAD $200,000,000 4.98 per cent. Instruments due 2011 for cancellation. Following the repurchase, the amount of such securities outstanding is CAD $ 174,745,000.00.

Enquires:

Media
Clive Hawkins +44(0) 20 7004 3147

Investors
Andrew Kluth +44 (0) 20 7004 3365

13th July 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today,
8,037 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 13 July 2010 consists of 3,607,629,112 ordinary shares, of which 140,939,310 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,466,689,802 shares with voting rights.

The figure of 3,466,689,802 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward
Assistant Secretary
0207 004 3226

National Grid plc (“NG”)

Thursday 8th July 2010

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 55,950 NG ordinary shares under the scheme was confirmed by the Trustee on Wednesday 7th July, the shares having been purchased in the market on 7th July 2010, at a price of 496.1187 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	25 Ordinary Shares
Steven Holliday	25 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	1,017,117 Ordinary Shares
Steven Holliday	2,103,938 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 25 shares purchased by the SIP Trustee for his partner.

2nd July 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid’s registered capital from 30 June 2010 consists of 3,607,629,112 ordinary shares, of which 140,947,347 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,466,681,765 shares with voting rights.

The figure of 3,466,681,765 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Phil Higgins
Assistant Secretary
0207 004 3228

National Grid plc
30 June 2010

National Grid plc

National Grid plc announces it has repurchased £10,816,000 of the £223,194,000 5.25 per cent. instruments due June 2011, for cancellation. Following the repurchase the amount of securities outstanding is £212,378,000.

Enquires:

Media
Clive Hawkins +44(0) 20 7004 3147

Investors
Andrew Kluth +44 (0) 20 7004 3365

30th June 2010

National Grid plc (‘National Grid or the Company’ )

Notification of Directors’ Interests

Performance Share Plan

On 30 June 2010 National Grid received a notification from ExcellerateHRO Share Plan Services (Guernsey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’), operated in conjunction with the National Grid Performance Share Plan, the following directors were granted an award of shares on 29 June 2010 in National Grid plc (the ‘Shares’) under the National Grid Performance Share Plan, calculated by reference to a share price of 494.5076p and an ADS price of $ 37.4465. The extent to which awards will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, the shares will vest in June 2013 and will be transferred to participants net of deductions on 29 June 2014.

	Director	Number of Shares/ADSs
1	Steve Holliday	384,220
2	Steve Lucas	216,579
3	Mark Fairbairn	190,694
4	Nick Winser	196,356
5	Tom King	57,762*

The total share interests of the above directors, following these changes, are:

	Director	Number of Shares/ADSs
1.	Steve Holliday	2,103,913
2.	Steve Lucas	1,214,129
3.	Mark Fairbairn	1,017,067
4.	Nick Winser	1,148,548
5.	Tom King	255,247*

Contact: Robin Kerner, Assistant Secretary (020 7004 3223)

28th June 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today,
10,122 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 28 June 2010 consists of 3,607,629,112 ordinary shares, of which 140,947,347 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,466,681,765 shares with voting rights.

The figure of 3,466,681,765 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: Phil Higgins
Assistant Secretary
0207 004 3228

22 June 2010

National Grid plc (‘National Grid’ or ‘NGplc’)
And
National Grid Gas plc (NGG)
National Grid Electricity Transmission plc (NGET)
NGG Finance plc (NGGF)
National Grid USA (NGUSA)
British Transco International Finance BV (BTIF)

-Annual Information Update

This Annual Information Update is issued following the issue of the National Grid Report and Accounts 2010 and contains information in respect of National Grid and the group entities headlined above as specified in this document.

It is required by and being made pursuant to Article 10 of the Prospectus Directive as implemented in the United Kingdom and not for any other purpose and neither the Company, nor any other person, takes responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information which it contains. This information is not necessarily up to date at the date of this annual information update and the issuing Companies do not undertake any obligation to update any such information in the future. Furthermore such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This annual information update does not constitute an offer of any securities addressed to any person and should not be relied upon by any person.

Section A

Announcements to the London Stock Exchange by National Grid plc and/or by other companies headlined, as indicated:

DATE	DETAILS
22.6.10	NGplc Debt Repurchase: £26.441m 5.5% Instruments due July 2013

18.6.10	Notification of Major interest- BlackRock back over 5%

17.6.10	Deferred Share Plan

15.6.10	Voting Rights and Capital (Transfer of shares from Treasury)

14.6.10	Placement of the Rights Issue Rump

14.6.10	Result of Rights Issue- 94.2% take up of new shares (Global circulation)

14.6.10	Result of Rights Issue- 94.2% take up of new shares

14.6.10	Updated Total Voting Rights and Director’s Interests following National Grid plc rights issue

9.6.10	Publications of Supplementary Prospectus:
NGG: £10Bn Euro Medium Term Note Programme NGUSA: £4Bn Euro Medium Term Note Programme

9.6.10	NGplc Supplementary Prospectus for £15Bn Euro Medium Term Note Programme of NG plc and NGET.

9.6.10	NGplc Debt Repurchase: £13.7m of £236.894m 5.25% Instruments due June 11.

9.6.10	Scrip Dividend for 2009/10 final dividend

8.6.10	Directors Interests-Share Incentive Plan-monthly update

4.6.10	Publication of Annual Report and Accounts and Financial Timetable 2010/11

4.6.10	Voting Rights and Capital (Transfer of shares from Treasury)

1.6.10	Voting Rights and Capital (end May issued capital confirmed)

28.5.10	NG plc Debt Repurchase: £10.309m of £247.2m 5.25%. Instruments due June 11

25.5.10	Annual Financial Report

25.5.10	Issue of Prospectus — rights issue

21.5.10	NGplc Debt Repurchase: £24.285m of £271.488m 5.25%. Instruments due June 11

20.5.10	NG plc Debt Repurchase:£28.512m of £300m 5.25%. Instruments due June 11

20.5.10	Results for the year ended 31 March 2010

20.5.10	(Global version) National Grid plc 2 for 5 Rights Issue to raise approximately £3.2bn

20.5.10	National Grid plc 2 for 5 Rights Issue to raise approximately £3.2bn

18.5.10	Directors share interests- Lapse of Executive Options

11 and 17.5.10	Voting Rights and Capital (Transfer of shares from Treasury)

10.5.10	Directors Interests-Share Incentive Plan-monthly update

6.5.10	Voting Rights and Capital (Transfer of shares from Treasury)

4.5.10	Voting Rights and Capital (end April issued capital confirmed)

27.4.10	Voting Rights and Capital (Transfer of shares from Treasury)

14.4.10 And 20.4.10	Voting Rights and Capital (Transfers of shares from Treasury)

12.4.10	Notification of Major Interest – BlackRock reduces to 4.999%

8.4.10	Directors Interests-Share Incentive Plan-monthly update

8.4.10	Notification of Major interest- BlackRock back over 5%

7.4.10	Notification of Major Interest – BlackRock reduces below 5%

6.4.10	Notification of Major Interest – Legal & General reduces below 5%

6.4.10	Voting Rights and Capital (Transfer of shares from Treasury)

1.4.10	Directors’ interests- SharesaveScheme Maturities

1.4.10	Voting Rights and Capital (Transfer of shares from Treasury- and Year end update)

22.3.10	National Grid seeks leave to appeal Court of appeal Judgment on Gas Metering Contracts.

16 and 18 and 22.3.10	Voting Rights and Capital (Transfer of shares from Treasury)

9.3.10	NGG release: Final Terms -issue of JPY 5Bn fixed rate instruments due March 2017- published on RNS website.

8.3.10	Directors Interests-Share Incentive Plan-monthly update

5.3.10	Notification of Major Interest — Norges Bank reduces below 3%

3.3.10	Directors share interests- Deferred Share Plan 2007 Award Release and Performance Share Plan 2006 Release.

1.3.10	Voting Rights and Capital (Transfer of shares from Treasury – and Feb. end month)

24.2.10	NGG Release: Final Terms-Euro 10Bn MTN Programme published on RNS website

23.2.10	Court of Appeal decision on National Grid’s gas metering contracts

15.2.10 and 16.2.10	Voting Rights and Capital (Transfer of shares out of Treasury)

15.2.10	NGG Debt Repurchase: £44.7m of £484m 6.375% Instruments due March 2020

8.2.10	Notification of Major Interest -Norges Bank interest at 3.01%

8.2.10	Directors Interests-Share Incentive Plan-monthly update

4.2.10	National Grid plc Interim Management Statement for the period from 1 October 2009 to 3 February
2010. [also released in the names of NGET, NGG, NGGF and NGUSA -as ‘Parent Company Results’]

2.2.10	NGG release: Final Terms –issue of HKD 380M fixed rate instruments due Feb 2020- published on
RNS website

2.2.10	Blocklisting Six Monthly Return

1.2.10	Voting Rights and Capital (Transfer of shares from Treasury– and Jan. end month)

1.2.10	NGG Debt Repurchase: £12.32m of £503m 7% bonds due Dec 2024

21.1.10	Notification of Directors’ Interests –Scrip Dividend and Dividend Reinvestment:

20.1.10	Trading of Ordinary Shares- Scrip Dividend

20.1.10	National Grid plc Scrip Dividend (issue and allotment by NG plc)

18.1.10	Voting Rights and Capital (Transfer of shares out of Treasury)

15.1.10	NGG Debt Repurchase: £29.9m of £484m 6.375% Instruments due March 2020

14.1.10	NGG Debt Repurchase: £51.2m of £484m 6.375% Instruments due March 2020

12.1.10	Crescent Holdings Gmbh continuing interest at above 4%

12.1.10	Voting Rights and Capital (Transfer of shares out of Treasury)

7.1.10	Directors Interests-Share Incentive Plan-monthly update

4 .1.10	Voting Rights and Capital (Transfer of shares out of Treasury – and end month)

31.12.09	Directors’ Interests- Sharesave Scheme Grant of options- S Lucas

21.12.09	Voting Rights and Capital (Transfer of shares out of Treasury)

21.12.09	Postponement of transmission price control review

18.12.09	NGUSA Prospectus re Euro 4 Bn Euro Medium Term Note Programme

14.12.09	Voting Rights and Capital (Transfers of shares out of Treasury)

11.12.09	Major Interest- BlackRock Inc. interest @5.22%

9.12.09	Optional Scrip Dividend for 2009/10 Interim dividend

7.12.09	Directors Interests-Share Incentive Plan-monthly update

4.12.09	Voting Rights and Capital (Transfer of shares out of Treasury)

1.12.09	Voting Rights and Capital (Monthly update)

1.12.09	Directors Interests- Special Retention Award Plan (Tom King- ADR net release)

1.12.09	National Grid plc Decision on Massachusetts Electric rate case

23.11.09	Voting Rights and Capital (Transfer of shares out of Treasury)

19.11.09	Half Year report for the six months ended 30 September 2009 (unaudited) [also released in the names of NGET, NGG, NGGF and NGUSA -as ‘Parent Company Results’]

17.11.09	Voting Rights and Capital (Transfer of shares out of Treasury)

9.11.09	Directors Interests-Share Incentive Plan-monthly update

5.11.09	Voting Rights and Capital (Transfer of shares out of Treasury)

3.11.09	Two NGG releases: Final Terms -issue of HKD 383M instruments due 2019; and issue of EUR 100m floating rate instruments due 2014- published on RNS website

2.11.09	Voting Rights and Capital (Monthly update)

16 and 20.10.09	Voting Rights and Capital (Transfer of shares out of Treasury)

8.10.09	Directors Interests-Share Incentive Plan-monthly update

6.10.09	Publication of Annual Reports and Accounts- Group Companies With Listed Debt

30.9.09	Voting Rights and Capital (Transfer of shares out of Treasury)

24.9.09	Directors’ Interests in Shares (Steve Lucas)

17.9.09 and 23.9.09	Voting Rights and Capital (Transfer of shares out of Treasury)

8.9.09	Directors Interests-Share Incentive Plan-monthly update

3.9.09	Voting Rights and Capital (Transfer of shares out of Treasury)

2.9.09	NG plc Debt Repurchase

25.8.09 and 1.9.09	Voting Rights and Capital (Transfer of shares out of Treasury)

20.8.09	Notification of Directors’ Interests –Scrip Dividend and Dividend Reinvestment:

19.8.09	National Grid plc Scrip Dividend (formal issue and allotment by NG plc)

19.8.09	Directors’ Interests in Shares (Steve Lucas)

10.8.09	Voting Rights and Capital (Transfer of shares out of Treasury)

10.8.09	Directors Interests-Share Incentive Plan-monthly update

7.8.09	Final Terms for NGG issue of £8m- 6 per cent. Instruments due May 2038 - published on RNS website

5.8.09	Blocklisting Six Monthly Return

4.8.09	Final Terms for NGET issue of £25m- 2.486 per cent. Instruments due April 2039 - published on
RNS website

3.8.09	Voting Rights and Capital (Monthly update)

24/29.7.09	Voting Rights and Capital (Transfer of shares out of Treasury)

28.7.09	National Grid plc – AGM Poll Results

27.7.09	N National Grid plc – Interim Management Statement for the period
1 April 2009 to 26 July 2009

24.7.09	Publication of Prospectus for National Grid plc and National Grid Electricity Transmission plc
Euro 15,000,000,000 Euro Medium Term Note Programme

16.7.09	Crescent Holdings Gmbh continuing interest at above 4%

13.7.09	Voting Rights and Capital (Transfer of shares out of Treasury)

13.7.09	Annual Information Update

10.7.09	Directors’ Other Appointment
(Noting Sir John Parker also appointed Chairman of Anglo American plc)

8.7.09	Directors’ Other Appointment (Noting John Allan appointed NED of 3i Group plc)

7.7.09	Directors Interests-Share Incentive Plan-monthly update

7.7.09	Director Share Purchase- Maria Richter

1.7.09	Director Share Interests- Performance Share Plan -2005 Award Release

30.6.09	Voting Rights and Capital (and monthly update)

26.6.09	Director Share Interests- Performance Share Plan Awards 2009

23.6.09 And 25.6.09	-Voting Rights and Capital (Transfer of shares out of Treasury)

16.6.09	Director Interests-Deferred Share Plan 06’ Release/M Fairbairn Exec. Options Exercise

16.6.09	Annual Report and Accounts Published

15.6.09	Directors Interests- Deferred Share Plan Awards 2009

10.6.09	SCRIP Dividend Update

8.6.09	Directors Interests-Share Incentive Plan-monthly update

8.6.09	Voting Rights and Capital (Transfer of shares out of Treasury)

4.6.09	Crescent Holdings Gmbh interest at above 4%

1.6.09	Voting Rights and Capital (monthly update)

1.6.09	Directors Interests- Bob Catell Deferred Share Plan Release

29.5.09	National Grid Seeks Leave to appeal Competition Appeal Tribunal (CAT) Judgment on Gas Metering
Contracts

27.5.09	Voting Rights and Capital (Transfer of shares out of Treasury)

21.5.09	Directors Interests- Bob Catell Share purchase

20.5.09	Final Terms for NGplc issue of £14m- 6.125 per cent. Instruments due 2014 (under NG / NGET Euro
15Bn EMTN).

15.5.09	Directors Interests- J Allan Share purchase

14.5.09	Directors Interests- P Aiken Share purchase

14.5.09	National Grid plc — Results for the year ended 31 March 2009 [also released in the names of NGET, NGG, NGGF, NGUSA -as ‘National Grid plc- annual results’]

12.5.09	Voting Rights and Capital (Transfer of shares out of Treasury)

7.5.09	Directors Interests-Share Incentive Plan-monthly update

1.5.09	Voting Rights and Capital (monthly update)

29.4.09	Competition Appeal Tribunal judgment on Gas Metering Contracts

28.4.09	Voting Rights and Capital (Transfer of shares out of Treasury)

16.4.09	Voting Rights and Capital (Transfer of shares out of Treasury)

8.4.09	Directors Interests-Share Incentive Plan-monthly update

8.4.09	NGG. Debt Repurchase

3.4.09	Voting Rights and Capital (Transfer of shares out of Treasury)

1.4.09	Voting Rights and Capital (Year end update)

###############################################################

Section B:

Filings at UK Companies House by National Grid plc- the listed group holding entity:

During the period from 1 April 2009 to the present, National Grid plc made the following filings:

Forms 169A (2) and from October 2009, Forms SH04 in respect of various transfers of repurchased shares; from Treasury to Sharescheme participants.

19.8.09 (Form 88(2).
And 20.1.2010 Form SH01
-Allotments of shares for dividend reinvestment (SCRIP).

10.8.09 Annual Report and Accounts 2008/09

August 08’. Articles of Association. And filing of other general meeting resolutions passed for 2009.

28.7.09 Director Resigned (Bob Catell)

Forms CH01 and Form CH03: Various Directors/Secretary changes of particulars made during the year- (reporting service addresses).

16.10.09 Forms AD02 and AD03- SAIL address.

16.10.2009. Form CC04. Deleted Memorandum of Association

5.4.09 and 5.4.10- Annual Returns.

#############################################################

Section C:

Filings with the US Securities and Exchange Commission (the ‘SEC’)

National Grid plc Form 6-K dated April 14, 2009
National Grid plc Form 6-K dated April 29, 2009
National Grid plc Form 6-K dated May 14, 2009
National Grid plc Form 6-K dated May 29, 2009
National Grid plc Form 6-K dated June 5, 2009
National Grid plc Form 6-K dated June 10, 2009
National Grid plc Form 6-K dated June 16, 2009
National Grid plc Form 20-F dated June 16, 2009 for the fiscal year ended March 31, 2009
National Grid plc Form 6-K dated June 16, 2009
National Grid plc Form F-3ASR (US Debt Shelf) dated June 16, 2009
Form 11-K (for Thrift I plan) filed June 29, 2009
Form 11-K (for Thrift I plan) filed June 29, 2009
National Grid plc Form 6-K dated July 10, 2009
National Grid plc Form 6-K dated July 27, 2009
National Grid plc Form 6-K dated July 28, 2009
National Grid plc Form 6-K dated August 21, 2009
National Grid plc Form 6-K dated October 5, 2009
National Grid plc Form 6-K dated November 6, 2009
National Grid plc Form 6-K dated November 19, 2009
National Grid plc Form 6-K dated December 1, 2009
National Grid plc Form 6-K dated December 9, 2009
National Grid plc Form 6-K dated December 18, 2009
National Grid plc Form 6-K dated December 21, 2009
National Grid plc Form 6-K dated January 20, 2010
National Grid plc Form 6-K dated February 4, 2010
National Grid plc Form 6-K dated February 4, 2010
National Grid plc Form 6-K dated February 23, 2010
National Grid plc Form 6-K dated March 12, 2010
National Grid plc Form 6-K dated March 23, 2010
National Grid plc Form 6-K dated April 23, 2010
National Grid plc Form 6-K dated May 20, 2010
National Grid plc Form 6-K dated May 20, 2010
National Grid plc Form 20-F dated May 25, 2010 for the fiscal year ended March 31, 2010
National Grid plc Form 6-K dated May 25, 2010
National Grid plc Form 6-K dated June 4, 2010
National Grid plc Form 6-K dated June 9, 2010

Contact for further information: D C Forward, Assistant Secretary 0207 004 3226

Note: Alternatively, detailed information may also be obtained from the London Stock Exchange (Section A information) or UK Companies House (Section B information) or the US Securities and Exchange Commission (Section C information) as appropriate.

22 June 2010

National Grid plc

National Grid plc announces it has repurchased GBP 26,441,000 5.50 per cent. Instruments due July 2013 for cancellation. Following the repurchase the amount of securities outstanding is £283,559,000.

Enquires:

Media
Clive Hawkins +44(0) 20 7004 3147

Investors
Andrew Kluth +44 (0) 20 7004 3365

National Grid plc (NG.)

18th June 2010

Notification of Major Interest in NG. Ordinary Shares

NG late on Thursday 17th June received a further notification from BlackRock Inc. Its combined total interest in NG voting ordinary shares, through BlackRock Investment Management (UK) Limited, was 5.04% (174,777,665 shares) at 14 June 2010; having previously been notified as 4.99% at 8 April 2010.

This notice is given in fulfilment of National Grid plc’s obligation under the DTR requirements.

17 June 2010

National Grid plc (‘National Grid’)

Notification of Directors’ Interests

Deferred Share Plan

On 16 June 2010, National Grid received a notification from ExcellerateHRO Share Plan Services (Guernsey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’), operated in conjunction with the National Grid Deferred Share Plan, the following directors were granted an award of Ordinary shares in National Grid (the ‘Shares’) or American Depositary Shares (ADSs) under the Plan on Tuesday 15 June 2010, calculated by reference to a share price of 506.294p or an ADS price of $37.7474. The awards will vest on the third anniversary of the date of grant (June 2013). The shares will be transferred to participants net of deductions as soon as practicable thereafter.

Director	Number of ADSs
Tom King	18,776
Number of Shares
Mark Fairbairn	52,015
Steve Holliday	130,636
Steve Lucas	72,073
Nick Winser	64,370

The total share interests of the above directors, following these changes and taking into account the rights issue adjustment over options and share awards, are:

Director	Number of ADSs
Tom King	197,485
Number of Shares
Mark Fairbairn	826,373
Steve Holliday	1,719,693
Steve Lucas	997,550
Nick Winser	952,192

Contact: R W Kerner, Assistant Secretary (0207 004 3223)

15th June 2010

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid has been notified that, earlier today,
14,751 shares held in Treasury were transferred to share scheme participants. Following this change, National Grid plc’s registered capital from 15 June 2010 consists of 3,607,629,112 ordinary shares, of which 140,957,469 have been purchased in the market and registered as Treasury Shares; leaving a balance of 3,466,671,643 shares with voting rights.

The figure of 3,466,671,643 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Contact: D C Forward,
Assistant Secretary
0207 004 3226

National Grid plc

9 June 2010

Publication of Supplementary Prospectus

The following Supplementary Prospectus has been approved by the UK Listing Authority and is available for viewing:

Supplementary Prospectus dated 9 June 2010 (the “Supplementary Prospectus”) relating to the Euro 15,000,000,000 Euro Medium Term Note Programme of National Grid plc and National Grid Electricity Transmission plc.

The Supplementary Prospectus should be read and construed in conjunction with the Prospectus dated 24 July 2009 (the “Prospectus”).

To view the Supplementary Prospectus and the document incorporated by reference, please paste the following URLs into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3396N—-2010-6-9.pdf

The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority at 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact

Andrew Kluth
Assistant Treasurer
National Grid plc
1-3 Strand
London WC2N 5EH
Tel: +44 20 7004 3365
Fax: +44 20 7004 3363

Clive Hawkins
Media Relations
National Grid plc
1-3 Strand
London WC2N 5EH
Tel: +44 20 7004 3147
Fax: +44 20 7004 3167

DISCLAIMER – INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc

9th June 2010

National Grid plc announces it has repurchased GBP 13,700,000 of the £236,894,000 5.25 per cent. Instruments due June 2011 for cancellation. Following the repurchase the amount of securities outstanding is £223,194,000.

Enquires:

Media
Clive Hawkins +44(0) 20 7004 3147

Investors
Andrew Kluth +44 (0) 20 7004 3365

National Grid plc (“NG”)

Tuesday 8th June 2010

Notification of Directors’ Interests

—

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Excellerate HRO UK Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 58,052 NG ordinary shares under the scheme was confirmed by the Trustee on Monday 7th June, the shares having been purchased in the market on 7th June 2010, at a price of 484.1643 pence per share, on behalf of some 3,000 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	26 Ordinary Shares
Steven Holliday	26 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Mark Fairbairn	634,156 Ordinary Shares
Steven Holliday	1,325,644 Ordinary Shares

— —
Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223)

Note: Mark Fairbairn has advised the company that, in accordance with DTR3 and Section 253 Companies Act 2006; his total interest includes a further 26 shares purchased by the SIP Trustee for his partner.